SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                13 February 2007

                                CORUS GROUP plc
                (Translation of Registrant's Name into English)

                                  30 Millbank
                            London SW1P 4WY England
                    (Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports
                     under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F
                                     ---         ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes     No X
                                    ---    ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes     No X
                                    ---    ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
      Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained
   in this form is also thereby furnishing the information to the Commission pursuant to
           Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes     No X
                                    ---    ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                CORUS GROUP plc



Date: 13 February 2007                       By: Theresa Robinson
      ----------------                           -----------------------
                                                 Name: Mrs Theresa Robinson
                                                 Group Secretariat Co-ordinator